Exhibit 99.1

SilverCrest Confirms U/G High Grades at Santa Elena
11.6m @ 5.83 gpt Au and 232.5 gpt Ag including
1.15m @ 21.7 gpt Au and 572 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – February 17, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of further delineation underground drilling completed in Q4, 2013 at the Santa Elena Mine in Sonora, Mexico.  Twenty two closely-spaced (est. 25 metres) underground drill holes, totaling 1,590 metres have been completed to better define underground resources and verify widths and grades for the first planned production stopes to be mined in 2014 (see table below and attached Figure). The results of all holes included in this news release will be part of a resource update scheduled to be completed in H2 2014.

N. Eric Fier, CPG, P.Eng., President & COO stated; “This underground drill program was successful in confirming good continuity of the Main Mineralized Zone (MMZ) and high grades for the initial planned production stopes  to be mined in 2014. Valuable information was also provided from this program to better define overall reserves and subsequent stope designs. We look forward to successfully transitioning from our current open pit heap leach operation to underground mining with a 3000 tonnes per day conventional  mill by H2 2014.”

The drill program, with estimated 25 metre centres, confirmed the consistent continuity and geometry of the MMZ. Drill result reconciliation with previous wider-spaced (est. 50 metres) drilling in this area showed comparable widths and grades.

The most significant assay results from this underground drilling program are shown in the following table and interval widths are considered near-true thickness.

Hole ID	From (m)	To (m)	Interval (m)	Au gpt	Ag gpt
SEUG-13-01	49.1	52.4	3.3	4.76	100.9
SEUG-13-01	49.1	52.4	3.3	4.76	100.9
includes	49.1	50.4	1.3	8.67	107.0
SEUG-13-02	56.0	63.9	7.9	2.21	165.5
includes	56.9	60.0	3.1	2.83	341.5
SEUG-13-03	76.9	90.3	13.4	2.23	138.8
includes	78.4	84.9	6.5	3.60	212.9
SEUG-13-04	93.7	108.9	15.2	2.91	131.7
includes	103.5	106.1	2.5	10.83	306.6
SEUG-13-05	63.5	70.5	7.0	2.86	148.1
includes	66.5	67.5	1.0	4.99	195.0
SEUG-13-06	62.0	67.9	5.9	1.92	110.9
SEUG-13-07	78.4	90.0	11.6	5.83	232.5
includes	81.0	85.5	4.5	12.20	407.4

includes	83.2	84.3	1.2	21.70	572.0
SEUG-13-08	39.2	47.5	8.3	2.37	95.0
includes	40.3	41.4	1.0	1.84	326.0
includes	45.0	46.4	1.4	6.70	140.0
SEUG-13-09	42.3	53.6	11.3	1.45	102.0
includes	45.7	47.2	1.5	0.91	337.0
SEUG-13-10	51.3	53.0	1.7	0.12	33.5
SEUG-13-11	49.2	66.5	17.3	1.51	125.3
includes	54.1	55.6	1.5	0.52	560.0
SEUG-13-13	38.0	43.1	5.1	0.97	70.9
SEUG-13-14	51.0	60.0	9.0	1.61	165.7
includes	52.8	56.0	3.3	1.97	334.2
SEUG-13-15	42.8	53.1	10.3	1.84	136.5
includes	48.0	49.7	1.7	1.61	447.0
SEUG-13-16	36.2	41.6	5.4	1.23	60.9
SEUG-13-17	56.9	62.4	5.5	0.35	26.4
SEUG-13-18	58.7	64.9	6.2	2.20	434.8
includes	62.6	63.7	1.2	6.44	1450.0
SEUG-13-19	59.7	63.0	3.3	0.34	24.4
SEUG-13-20	36.6	42.9	6.3	0.66	48.6
SEUG-13-21	40.9	51.0	10.1	1.20	89.1
includes	42.9	44.0	1.1	3.56	98.0
SEUG-13-22	34.5	39.2	4.7	0.88	53.7
Weighted Ave.			8.0	2.08	130.5

Note: All numbers are weighted averages, uncut, undiluted and rounded.

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

Core hole SEUG-13-12 was abandoned before intersecting mineralization.

As Santa Elena progresses into an underground operation further delineation drilling will be completed in 2014 to continue to verify production stope reserves. As of January 31, 2014, approximately 2,730 meters of underground lateral development including ramp access, 675 metres of ore development, and 430 metres of raise development had been completed by an independent contractor. Approximately 35,000 tonnes of ore from underground development has been delivered to the leach pad for partial metal recoveries by leaching and will be reprocessed through the nearly completed CCD/Merrill Crowe mill. With the arrival of the Company’s underground production equipment in May 2014, test stoping is scheduled for late Q2 and early Q3 2014.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.[Missing Graphic Reference]

SILVERCREST MINES INC.
— PRECIOUS METALS FOCUS —

Santa Elena Mine – Delineation Underground Drilling - MMZ Long Section A-A' *

Original Surface Location
Ultimate Pit
1st Production Stopes (approx.)
Current Ramp Bottom
200m

*Looking North – Ultimate pit and U/G development: Reserves in purple and Resources in grey.
Drill holes: red dots 2005-2011, blue 2012-13, Newly Reported U/G Delineation Drilling Program ◇

TSX.V:SVL // NYSE MKT:SVLC // BMV:SVLC
WWW.SILVERCRESTMINES.COM